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PROCESSED
received

MAR 05 2018

WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13028

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kimelman & Baird, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue, Suite 2300

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sheila Baird   212) 686-0021

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee, CPA, An Accountancy Corp.

(Name – *if individual, state last, first, middle name*)

21860 Burbank Blvd., Suite 150	Woodland Hills	CA	91367
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Sheila Baird _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kimelman & Baird, LLC _____, as of December 31 _____, 20 17 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

<p align="center">None</p>

<p align="right">
_____
Signature
</p>

<p align="right">
Chief Compliance Officer
Title
</p>

_____
Notary Public

PATRICIA KIMELMAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KI4617649
Qualified in New York County
My Commission Expires October 31, ~~2018~~
2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KIMELMAN & BAIRD, LLC

Table of Contents



DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367• (818) 657-0288• FAX (818) 657-0299• (818) 312-3283

Report of Independent Registered Public Accounting Firm

To the Members of Kimelman & Baird, LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Kimelman & Baird, LLC., (the "Company") as of December 31, 2017, the related statement of operations, changes in members' equity and cash flow, for the period ended December 31, 2017, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the period ended December 31, 2017, in conformity with the standards of the Public Company Accounting Oversight Board (United States).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

The supplemental information for the year ended December 31, 2017, Schedule I titled "Computation of Net Capital" under SEC Rule 240.15c3-1; Schedule II titled "Computation of Determination of Reserve Requirement (exemption)" under SEC Rule 240.15c3-3 and Schedule III titled "Information for Possession or Control Requirements (exemption)" under SEC Rule 240.15c3-3 has been subject to audit procedures performed in conjunction with the audit of the Company's financial statements. Supplemental information titled "Exemption Report" was subject to review procedures under SEC Rule 240.17a-5(d)(5) and information titled "SIPC assessment" were subject to the agreed upon procedures and exemption available under the applicable instructions of the Schedule of Assessment and Payments of the Securities Investor Protection Corporation in accordance with SEC Rule 240.17a-5(e)(4). Such supplemental

information is the responsibility of the Company and its management. Our procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on supplemental information, we evaluated whether the information, including the form and content is presented in conformity with SEC Rule 20.17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information, including exemptions, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dave Banerjee CPA, an Accountancy Corp.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2012.
Woodland Hills, CA

February 23, 2018

KIMELMAN & BAIRD, LLC
Statement of Financial Condition
December 31, 2017

ASSETS

Current Assets

Cash and cash equivalents	$	636,292
Clearing firm deposit		50,000
Commission receivable		53,468
Advisory fees receivable		50,371
Securities owned		46,206
Prepaid expenses		42,794
Total Current Assets	$	879,131

Other Assets

Security deposit		76,648
Other assets		13,976
Total Other Assets	$	90,624
Total Assets	$	969,755

LIABILITIES AND MEMBERS' EQUITY

Current Liabilites:

Accounts payable	$	43,417
Clearing charge payable	$	6,799
Commission payable	$	11,624
Accrued expenses		73,420
Total Current Liabilities	$	135,260
Total Liabilities	$	135,260
Members' Equity	$	834,495
Total Liabilities and Members' Equity	$	969,755

KIMELMAN & BAIRD, LLC

Statement of Income
For the Year Ended December 31, 2017

REVENUE

Commission	$	388,803
Investment advisory fees		3,080,115
Other income		149,736
Total revenue	$	3,618,654

EXPENSES:

Portfolio management expenses	$	125,853
Employee compensation		366,768
Members' compensation		729,908
Retirement plan		9,242
Quotes		130,819
Rent expense		282,426
Office expense		39,336
Insurance		62,657
Professional fees		93,725
Auto expense		46,757
Other operating expenses		530,368
Total expenses	$	2,417,859
NET INCOME BEFORE INCOME TAXES	$	1,200,795
Unincorporated business tax		33,774
NET INCOME	$	1,167,021

The accompanying notes are an integral part of these financial statements

KIMELMAN & BAIRD, LLC

Statement of Changes in Members' Equity
For the Year Ended December 31, 2017

		Total Members' Equity
Beginning balance January 1, 2017	$	527,808
Net Income		1,167,021
Distributions to members	$	(860,334)
Ending balance December 31, 2017	$	834,495

KIMELMAN & BAIRD, LLC

Statement of Cash Flows
December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 1,167,021
Adjustments to reconcile net income to net cash provided/(used) by operations:	
(Increase) decrease in:	
Commission and advisory fee receivable	73,231
Other assets/ prepaid	61,724
Increase (decrease) in:	
Accounts payable and accrued expenses	(25,806)
Total adjustments	$ 109,149
Net cash provided by operating activities	$ 1,276,170

CASH FLOWS FROM INVESTING ACTIVITIES

Leasehold improvements: net	$ 1,282
Gains from investment activities	$ (5,284)
Net cash used by Investment Actvities	$ (4,002)

FINANCING ACTIVITIES

Member's distributions	$ (860,334)
Net cash used by financing activities	$ (860,334)
NET INCREASE IN CASH	$ · 411,834
Cash - beginning of year	$ 224,458
Cash - end of period	$ 636,292
Interest	0
Taxes	0

Note 1:   **Organization and Nature of Business**

Kimelman & Baird, LLC (the "Company") is a Limited Liability Company organized under the laws of the State of New York. The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the exemptive provision of SEC Rule 15c3-3(k)(2)(ii), which provides an exemption for broker dealers whose customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 2:   **Summary of Significant Accounting Policies**

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses accrual method of accounting.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents. Amounts maintained with the bank are insured by the Federal Deposit Insurance Corporation (FDIC). The Company has, on occasion, exceeded the insured balance during the year.

Due from Broker

The Company maintains a clearing deposit account with its clearing broker National Financial Services, LLC. As of December 31, 2017 the Company had a deposit of $50,000 with National Financial Services, LLC.

Kimelman & Baird, LLC
Notes to Financial Statements
December 31, 2017
Note 2:   Summary of Significant Accounting Policies (continued)

Commission Receivable

Management considers all amounts recorded as commission receivables as fully collectible. As such, no allowance is provided. All amounts are due from various entities and financial institutions. Investment advisory fees receivable are collected quarterly in advance and no allowance is provided based upon cancellation of advisory agreement.

Property and Improvements

Property and improvements are stated at cost, net of accumulated depreciation. Assets are depreciated using the Accelerated and Modified Accelerated Cost Recovery System over the estimated useful life of the assets. Application of these methods does not differ materially from generally accepted accounting principle.

Revenue Recognition

The Company recognizes revenues from brokerage firm commissions when confirmation of each individual transaction is received from the clearing firm. The Company recognizes commissions due to its salesmen at the end of each month, after receiving confirmation in advance from the clearing firm, the amount due to the Company. Investment advisory fees are realized quarterly and are recognized on a pro-rata basis.

Note 3:   Securities Owned

As of the balance sheet date, the Company owns securities which are stated in the balance sheet at fair market value of $46,206.

Note 4:   Income Taxes and Limited Liability Company Fees:

Under current law, no federal or state income taxes are paid directly by limited liability companies. All items of income and expense of the Company are allocable to and reportable by its members on their respective income tax returns. Accordingly, no provision is made in the accompanying financial statements for federal or state income taxes. The Company is subject to New York City Unincorporated Business Tax. Provision for New York City Unincorporated business tax is $33,774.

Note 5: Profit Sharing Plan (Keogh)

The Company's Profit sharing plan covers all eligible employees. Contributions to the plan are determined by the Company and subject to IRS guidelines. Actual contribution to the plan amounting to $32,366 for the year 2016 was made during 2017. Accruals made in 2017 toward the contribution were $30,876 and were reflected in the financial statement as of December 31, 2017.

Note 6: <u>Net Capital Requirements</u>

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined, in such provision. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017 the Company had net capital and net capital requirements of $694,055 and $9,017 respectively. The Company's net capital ratio was 19.49% which is less than 15 to 1.

Note 7: <u>Commitments and Contingencies</u>

The Company leases office space under a lease that commenced on February 1, 2017 and ends April 30, 2022. The new lease agreement includes an annual rental rate of $306,592. A security deposit of $76,648 and the first month's lease of $28,816 were recorded on December 30, 2016. Annual lease payments per terms of the lease are:

Year	New lease Amount	Original lease Amount	Total lease Amount
2017	281,043	52,110	333,153
2018	306,592	0	306,592
2019	306,592	0	306,592
2020	306,592	0	306,592
2021	306,592	0	306,592
2022	76,648	0	76,648

Rent expense is recorded on a straight-line basis over the term of the lease, with the difference to the actual amount paid recorded as deferred rent. Rent expense pursuant to this lease charged to operations for the year ended December 31, 2017 amounted to $282,426.

Note 8: <u>Fair Value</u>

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financials.

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Equity Securities	$ 46,206	$ 0	$ 0	$ 46,206
Total Investments at Fair Value	$ 46,206	$ 0	$ 0	$ 46,206

Equity securities -Valued at the closing price reported in the active market in which the securities are traded.

Note 9: Recently issued accounting standards

ASC 606, Revenue from Contracts with Customers, was issued on May 28, 2014. ASC 606 provides guidance related to revenue from contracts with customers. Guidance applies to all entities and to all contracts with customers, with the exception of the following transactions noted in ASC 606-10: lease contracts, insurance contracts, financial instruments and other contractual rights or obligations, guarantees, nonmonetary exchanges between entities in the same line of business. For public business entities, certain not-for-profit entities, and certain employee plans, the effective date for ASC 606 is annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The effective date for all other entities is annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019.

Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 10:   Subsequent Events

The Company has evaluated all material subsequent events from the consolidated balance sheet date through the date at which the financial statements were available to be issued on February 23, 2018, and determined that there are no other items to disclose.

Supplemental Information

Statement of Net Capital
Schedule I
For the Year Ended December 31, 2017

	Focus 12/31/17	Audit 12/31/17	Change
Members' equity, December 31, 2017	$ 834,495	$ 834,495	0
Subtract: Non allowable assets:			
Investments	109	109	
Other assets	133,417	133,417	0
Tentative net capital	$ 133,526	$ 133,526	0
Haircuts:	6,914	6,914	0
NET CAPITAL	$ 694,055	$ 694,055	0
Minimum net capital	(9,017)	(9,017)	0
Excess net capital	$ 685,038	$ 685,038	0
Aggregate indebtedness	$ 135,259	$ 135,259	0
Ratio of aggregate indebtedness to net capital	19.49%	19.49%	

There was no noted difference between the Audit and Focus report as of December 31, 2017.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation
according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control
requirements under the (k)(2)(ii) exemptive provision.



DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367• (818) 657-0288• FAX (818) 657-0299• (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Kimelman & Baird, LLC

We have reviewed management's statements, included in the accompanying Company's Exemption Report in which (1) Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Company, stated that it met the identified exemption provision throughout the most recent fiscal year of 2017. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, an Accountancy Corporation

Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California

February 23, 2018

KIMELMAN & BAIRD, LLC

Assertions Regarding Exemption Provisions

Gentlemen:

We, as members of management of Kimelman & Baird, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operation under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period covering January 1, 2017 through December 31, 2017.

KIMELMAN & BAIRD, LLC

By:

Sheila Baird
Member   2/12/18



DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367• (818) 657-0288• FAX (818) 657-0299• (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED UPON PROCEDURES

To the Members of Kimelman & Baird, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Kimelman & Baird, LLC (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended **December 31, 2017.** Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended **December 31, 2017,** with the Total Revenue amounts reported in Form SIPC-7 for the year ended **December 31, 2017** noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended **December 31, 2017.** Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee CPA, an Accountancy Corporation
Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California
February 23, 2018

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

AMENDED

For the fiscal year ended __12·31·2017__
(Read carefully the Instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13028 FINRA DEC
KIMELMAN + BAIRD, LLC
800 3rd AVENUE STE 2300
NEW YORK NY 10022-7779

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

SHEILA BAIRD 212 6860021

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 5,092.63

   B. Less payment made with SIPC-6 filed (exclude interest)   (5,318.66)
   7-27-2017 and 2-16-2018 (2,574.69 and 2,743.97)
   Date Paid

   C. Less prior overpayment applied   (—)

   D. Assessment balance due or (overpayment)   (226.03)

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ (226.03)

   G. PAYMENT: √ the box
   Check mailed to P.O. Box ☐ Funds Wired ☐
   Total (must be same as F above) $ _____

   H. Overpayment carried forward $(226.03)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KIMELMAN + BAIRD, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)
SHEILA BAIRD, MEMBER
(Title)

Dated the 22 day of February, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
     Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

19

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

AMENDED

Amounts for the fiscal period
beginning 1-1-2017
and ending 12-31-2017

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,618,654

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining Item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   (145,401)

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   (72,881)

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.   (5,285)

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii)

        Total deductions   (223,567)

2d. SIPC Net Operating Revenues $ 3,395,087

2e. General Assessment @ .0015   Rate effective 1/1/2017 $ 5,092.63

(to page 1, line 2.A.)

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20

REPORT PURSUANT TO SEC RULE 17a-5

For the year ended December 31, 2017

KIMELMAN & BAIRD, LLC
FINANCIAL STATEMENTS AND ACCOMPANYING
SUPPLEMENTAL INFORMATION